FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibit is furnished with this Form 6-K:

99.1         Material Change Report

The Material Change Report, filed on September 9, 2013, including Schedule “A” – News Release, is attached in its entirety to this Form 6-K.

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" (within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended (the "Securities Act")  and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and "forward-looking information" within the meaning of applicable Canadian securities laws, that state the Company’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause its actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are out of the Company’s control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the Brisas Arbitration, actions by the Venezuelan government, economic and industry conditions influencing the future sale of Brisas Project related equipment, conditions or events impacting the Company’s ability to fund its operations or service its debt, and the overall impact of misjudgments in the course of preparing forward-looking information.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out above, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         outcome of the Company’s arbitration against the Bolivarian Republic of Venezuela;

•         continued servicing or restructuring of the Company’s convertible notes or other obligations as they come due;

•         equity dilution resulting from the conversion of the convertible notes in part or in whole to common shares;

•         value realized from the disposition of the remaining Brisas Project related assets;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         corruption, uncertain legal enforcement and political and social instability;

•         regulatory, political and economic risks associated with foreign jurisdictions including changes in laws and legal regimes;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and Canadian tax consequences;

•         abilities and continued participation of certain key employees;

•         prospects for exploration and development of other mining projects by the Company; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the company’s forward-looking statements. See "Risk Factors" contained in the Company's Annual Information Form and Annual Report on Form 40-F filed on sedar.com and sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable Canadian and U.S. securities regulations.  Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed online at www.sedar.com  and www.sec.gov, respectively.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 9, 2013

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO

Exhibit 99.1 Material Change Report

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102 AND SECTION 5.2 OF
MULTILATERAL INSTRUMENT 61-101

1.             Name and Address of Company

Gold Reserve Inc. (the “Company”  or the “issuer”)
      926 W. Sprague Avenue, Suite 200
      Spokane, Washington
      99201

2.             Date of Material Change

August 28, 2013

3.             News Release

The news release attached hereto as Schedule “A” announcing the material change described herein was issued through CNW Group at Spokane, Washington on August 28, 2013, and filed on SEDAR.

4.             Summary of Material Change

As described in the news release attached hereto as Schedule “A” (which news release is incorporated herein), the Company has issued an aggregate of 1,500,000 units of securities of the Company (each, a “Unit”) at a price of US$3.00 per Unit for aggregate gross proceeds to the Company of US$4,500,000 (the “Private Placement”) to two funds (the “Purchasers”) affiliated with Greywolf Capital Management LP (“Greywolf”).  Each Unit comprises one Class A common share of the Company (each a “Common Share”) and one-half of one Common Share purchase warrant (each whole such warrant, a “Warrant”) with each Warrant exercisable by the holder until August 28, 2015 to acquire one Common Share at a price of US$4.00 per share.

As Greywolf, on behalf of certain funds that it manages or advises exercised control or direction over more than 10% of the outstanding Common Shares prior to the Private Placement, the Private Placement was considered to be a “related party transaction” within the meaning of Canadian Multilateral Instrument 61-101 (“MI 61-101”) and Policy 5.9 of the TSX Venture Exchange, which incorporates MI 61-101.

5.             Full Description of Material Change

5.1     Full Description of Material Change

In addition to the information included in the news release attached hereto as Schedule “A”, the following disclosure is required under Multilateral Instrument 61-101 (“MI 61-101”).

(a)           a description of the transaction and its material terms:

See item 4 of this report above.

(b)           the purpose and business reasons for the transaction:

The provision of additional working capital for the Company.

(c)           the anticipated effect of the transaction on the issuer’s business and affairs:

See item 5.1(b) of this report above.

(d)           a description of:

(i)            the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

The Purchasers acquired 1,500,000 Units under the Private Placement.

(ii)           the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The Company understands that prior to the closing of the Private Placement which closing occurred on August 28, 2013, Greywolf, on behalf of the funds it manages (including the Purchasers) exercised control or direction over 10,368,100  Common Shares (14.07% of the outstanding Common Shares of the  Company, based on 73,700,743 Common Shares being issued and outstanding as at the close of business on August 27, 2013).

 As a result of participation of the Purchasers in the Private Placement, immediately upon the closing of the Private Placement, the Company understands that the percentage of Common Shares of the Company beneficially owned or controlled by Greywolf increased from 14.07%  to 16.61% (assuming exercise of the 750,000 Warrants acquired in the Private Placement that are exercisable to acquire an additional 750,000 Common Shares but not including any other securities of the Company over which Greywolf exercises control or direction that may be convertible into Common Shares).

(e)           unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Private Placement was unanimously approved by the board of directors of the Company.

(f)            A summary in accordance with section 6.5 of MI 61-101 of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable. See section 5.1(i) of this report below.

(g)           disclosure, in accordance with section 6.8 of MI 61-101 of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i)            that has been made in the 24 months before the date of the material change report:

Not applicable.  There is no such “prior valuation” (as such term is defined in MI 61-101).

(ii)           the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.  There is no such “prior valuation” (as such term is defined in MI 61-101).

(h)           the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Aside from the Subscription Agreements entered into with each of the two Purchasers setting forth the terms and conditions of purchase of the Units in the Private Placement and pursuant to which a first right of refusal was granted to the Purchasers in connection with future issuances by the Company of Common Shares or certain other securities convertible into Common Shares, the Company entered into a Registration Rights Agreement with the Purchasers providing for the registration for resale under applicable United States securities laws of the Common Shares issued in the Private Placement as part of the Units and the Common Shares issuable upon exercise of the Warrants, among others, all of which such agreements contained typical representations, warranties and covenants of the Company and the Purchasers, as applicable.

(i)            disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

Valuation Exemption

The Private Placement was exempt from the minority shareholder approval requirements of MI 61-101 pursuant to the exemption set out in subsection 5.5(a) of MI 61-101 (the “Valuation Exemption”).  The Valuation Exemption applies where the circumstances described in paragraph (a) of section 5.5 of MI 61-101 apply, which are that:

“at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves “interested parties” (as such term is defined in MI 61-101), exceeds 25% of the issuer’s “market capitalization” (as such term is defined in MI 61-101).”

Regarding the facts supporting reliance on the Valuation Exemption:

(i)            the Private Placement was agreed to pursuant to the terms of the subscription agreements dated August 27, 2013 entered into between the Company and each of the Purchasers;

(ii)           the Company’s “market capitalization” as at August 27, 2013 for the purpose of MI 61-101 was in excess of US$200 million  and 25% of this figure is approximately US$50  million;

(iii)          the consideration for the Private Placement is cash in the amount of  US$4,500,000; and

(iv)          1,500,000 Units were issued in the Private Placement and using US$3.00 (which is the purchase price for each Unit) as the fair market value, as at August  27, 2013, of each of the Units and each of the Common Shares (the “Warrant Shares”) underlying the Warrants comprising a part of the Units, the fair market value of the subject matter of the transaction for the purpose of MI 61-101 is US$6,750,000 calculated as follows: US$3.00 multiplied by 1,500,000 Units, plus US$3.00 multiplied by 750,000 Warrant Shares (being the maximum number of Warrant Shares issuable pursuant to the Private Placement).

Shareholder Approval Exemption

The Private Placement was exempt from the shareholder approval requirements of MI 61-101 pursuant to the exemption set out in subsection 5.7(a) of MI 61-101 which provides that this exemption applies in the event the circumstances described in paragraph (a) of section 5.5 of MI 61-101 apply.  As such, the circumstances described pursuant to the Valuation Exemption apply as set forth in item 5.1(i) under “Valuation Exemption” above in this report).

5.2     Disclosure for Restructuring Transactions

Not Applicable.

6.             Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.             Omitted Information

Not Applicable.

8.             Executive Officer

A. Douglas Belanger
President
(509) 623-1500

9.             Date of Report

September 7, 2013.

Schedule “A”
News Release

NR-13-09

*NOT FOR RELEASE IN THE UNITED STATES*

GOLD RESERVE INC. CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

SPOKANE, WASHINGTON, August 28, 2013

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to announce the closing of the first tranche of its previously announced non-brokered private placement (See the Company’s news release dated August 14, 2013). The Company has issued an aggregate of 1,500,000 units of securities of the Company (each, a “Unit”) at a price of US $3.00 per Unit for gross proceeds in the amount of US $4,500,000 (the “Private Placement”) to funds affiliated with Greywolf Capital Management LP (“Greywolf”).  Each Unit comprises one Class A common share of the Company (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole such warrant, a “Warrant”), with each Warrant exercisable by the holder until August 28, 2015 to acquire one Common Share at a price of US $4.00 per share.  The proceeds will be used by the Company for general working capital purposes.

No commission or finder’s fee was paid in connection with the Private Placement. The Common Shares and the Warrants were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and are subject to a hold period in Canada expiring on December 29, 2013.

As Greywolf exercised control or direction over more than 10% of the outstanding Common Shares prior to the Private Placement, the Private Placement was considered to be a “related party transaction” within the meaning of Canadian Multilateral Instrument 61-101 (“MI 61-101”) and Policy 5.9 of the TSX Venture Exchange, which incorporates MI 61-101. The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(a) of MI 61-101, respectively, in respect of the Private Placement.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov  and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

None of the Units,  Common Shares or Common Shares issuable upon exercise of the Warrants have been registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Units or Common Shares. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.